

Mail Stop 3561

May 7, 2009

Mr. Bruce A. Shear
President and Chief Executive Officer
PHC, Inc.
200 Lake Street, Suite 102
Peabody, MA 01960

> **Re: Form 10-Q/A for Fiscal Quarter Ended December 31, 2008**
> **Filed April 30, 2009**
> **Response Letter Dated April 30, 2009**
> **File No. 1-33323**

Dear Mr. Shear:

We have reviewed your filing and response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for Fiscal Quarter Ended December 31, 2008

Exhibit 32.1

1. You filed an amendment to your December 31, 2008 Form 10-Q MD&A. However, it appears that you did not include updated Section 906 Certifications on Exhibit 32.1. Please amend your December 31, 2008 Form 10-Q/A to furnish such updated certifications.

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As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services